GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the six-month period ended February 28, 2009 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

	FEBRUARY 28	AUGUST 31
	2009	2008
	(Unaudited)

ASSETS

Current
Cash	$185,320	$119,831
Short-term investments (Note 4)	939,522	2,558,945
Accounts receivable (Note 5)	97,187	177,176
Accounts due from related parties (Note 9)	13,681	-
Prepaid expenses	12,997	26,490
	1,248,707	2,882,442

Exploration Advances	20,171	20,171
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	8,299,087	7,449,608
Property and Equipment (Note 7)	115,203	108,727

	$10,017,941	$10,795,721

LIABILITIES

Current
Accounts payable and accrued liabilities	$88,921	$454,703

Employment Benefit Obligations	46,000	46,000
	134,921	500,703

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	19,133,783	19,133,783

Contributed Surplus (Note 8)	1,542,440	1,511,677

Deficit	(10,793,203)	(10,350,442)
	9,883,020	10,295,018

	$10,017,941	$10,795,721

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2009	FEBRUARY 29, 2008	FEBRUARY 28, 2009	FEBRUARY 29, 2008

Expenses

Amortization	$ 5,492	$ 4,880	$ 11,799	$ 8,742
Automobile	690	834	1,331	1,426
Consulting fees	16,375	15,139	31,375	30,139
Foreign exchange loss	37,616	44,570	20,734	46,736
Investor relations	13,914	44,131	27,914	73,097
Management fees	30,000	30,000	60,000	60,000
Office and general	1,107	25,842	21,224	71,145
Professional fees	32,383	21,835	67,383	43,760
Rent and utilities	16,903	16,092	32,530	32,766
Transfer agent and filing fees	7,001	11,052	7,813	20,705
Travel	7,572	13,189	25,900	19,430
Stock based compensation	30,763	90,888	30,763	90,888
Wages and benefits	66,268	71,924	125,526	127,082
Loss Before The Following	266,084	390,376	464,292	625,916

Gain from sale of fixed assets	-	-	(2,302)	-
Interest Income	(5,829)	(53,338)	(19,229)	(122,064)

Net Loss For The Period	260,255	337,038	442,761	503,852

Deficit, Beginning Of Period	10,532,948	9,696,179	10,350,442	9,529,365

Deficit, End Of Year Period	$10,793,203	$10,033,217	$10,793,203	$10,033,217

Loss Per Share – Basic And Diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted Average Number of Shares Outstanding – Basic And Diluted	60,934,037	60,878,652	60,934,037	60,816,345

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2009	FEBRUARY 29, 2008	FEBRUARY 28, 2009	FEBRUARY 29, 2008

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$ (260,255)	$ (337,038)	$(442,761)	$(503,852)
Items not affecting cash:
Amortization	5,492	4,835	11,799	8,742
Gain on sale of property and equipment	-	-	(2,302)	-
Stock based compensation	30,763	90,888	30,763	90,888
Change in non-cash working capital items:
Accounts receivable	18,342	(42,194)	79,989	(111,202)
Accounts due from related parties	(13,687)	-	(13,687)	-
Accounts payable and accrued liabilities	(141,183)	(321,812)	(365,782)	77,388
Prepaid expenses	(1,868)	20,806	13,493	5,682
Cash Used In Operating Activities	(362,396)	(584,515)	(688,482)	(432,354)

Investing Activities
Exploration Advances	-	21,688	-	74,404
Expenditures on mineral properties	(97,347)	(778,209)	(849,479)	(1,991,387)
Proceeds from redemption of short term investments	420,057	1,220,000	1,619,423	2,320,000
Purchase of property and equipment	(257)	(3,491)	(21,249)	(40,980)
Proceeds from sale of property and equipment	-	-	5,276	-
	322,453	459,988	753,971	362,037

Financing Activities
Share issuances for cash	-	45,000	-	45,000
	-	45,000	-	45,000

Increase (Decrease) In Cash	(39,943)	(79,527)	65,489	(25,317)
Cash Beginning Of Period	225,263	238,788	119,831	184,578

Cash End Of period	$ 185,320	$ 159,261	$ 185,320	$ 159,261

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

1.

GOING CONCERN AND NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $442,761 for the six months ended February 28, 2009, and the Company had a working capital, defined as current assets less current liabilities, as at February 28, 2009, of $1,113,786, with an accumulated deficit of $10,793,203.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern. Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing. Such adjustments could be material.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.  Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Basis of presentation

The accompanying consolidated financial statements for the interim periods ended February 28, 2009 and February 29, 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2008. The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended August 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing September 1, 2008:

3.

NEWLY ADOPTED ACCOUNTING POLICIES

a)

Section 3855 - Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or financial liabilities.  Financial instruments classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income.  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on statement of operations for the period.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

b)

Section 1530 - Comprehensive Income

This standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income.  Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

c)

Section 3865 - Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at February 28, 2009, the Company has not designated any hedging relationships; therefore, the adoption of this accounting policy did not have an impact on the financial statements of the Company for the period ending February 28, 2009.

d)

Section 1506 – Accounting Changes

The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

e)

EIC Abstract No. 166 – Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective August 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

4.

SHORT-TERM INVESTMENTS

As at February 29, 2009, short–term investments in the amount of $939,522 (2008 - $4,660.945) were comprised of Canadian investments in guaranteed investment certificates maturity on May 15, 2009 and effective interest rates of 1.74% to 2.75% (2008 – 3.4% to 4.15%).

5.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2009	2008

Sales taxes recoverable	$ 80,099	$ 90,805
Interest receivable	16,426	152,177
Other receivable	662	2,591
	$ 97,187	$ 245,573

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

							LAS BOLAS
						BUFALO	TODOS SANTOS
						LA	LOS HILOS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	FEBRUARY 28	FEBRUARY 29
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	58,255	-	-	-	-	-	61,633	-	119,888	168,415
Drilling	-	-	-	-	-	-	499,284	-	499,284	1,500,639
Geology and mapping	12,535	298	-	-	-	-	27,443	-	40,276	80,937
Property taxes and passage rights	1,188	305	5,294	6,307	1,517	9,406	2,195	9,401	35,613	29,732
Salaries	-	11	-	-	-	-	246	-	257	49,706
Travel	6,649	4,262	-	-	-	-	7,071	8	17,990	4,857
Road construction and site preparation	6,243	-	6,028	-	-	-	18,597	-	30,868	83,921
Miscellaneous	17,669	11,478	-	-	-	-	75,754	401	105,302	73,180
Current costs	102,539	16,354	11,322	6,307	1,517	9,406	692,223	9,810	849,478	1,991,387
Balance, beginning of year	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of period	$3,543,631	$128,247	$1,505,917	$41,780	$13,192	$45,743	$2,992,602	$362,748	$8,633,860	$5,754,410

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,474,374	$128,247	$1,430,917	$41,780	$13,192	$45,743	$2,805,479	$359,355	$8,299,087	$5,419,637

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2008 AND 2007

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CARNARIO	AUGUST 31	AUGUST 31
Year ended August 31, 2008	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2008	2007

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	274,301	-	70,051	-	-	-	38,421	-	382,773	55,894
Drilling	1,540,075	-	761,226	-	-	-	449,468	-	2,750,769	350,150
Geology and mapping	117,204	221	43,850	-	-	-	106,639	-	267,914	89,548
Property taxes and passage rights	4,911	577	11,163	6,693	2,186	12,998	5,862	14,548	58,938	48,639
Salaries	22,614	12,276	32,370	-	-	139	11,409	-	78,808	52.171
Travel	1,720	2,727	4,058	-	-	-	3,183	-	11,688	6,740
Road construction and site preparation	74,269	11,673	38,500	-	-	-	73,642	-	198,084	85,455
Facilities and other	53,364	29,028	47,570	-	-	1	142,421	-	272,384	100,974
Current costs	2,088,458	56,502	1,008,788	6,693	2,186	13,138	831,045	14,548	4,021,358	789,571
Balance, beginning of year	1,352,634	55,391	485,806	28,780	9,489	23,199	1,469,334	338,390	3,763,023	2,973,452
Balance, end of year	$3,441,092	$111,893	$1,494,594	$35,473	$11,675	$36,337	$2,300,379	$352,938	$7,784,381	$3,763,023

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	334,773
Exploration	$3,371,835	$111,893	$1,419,594	35,473	$11,675	$36,337	$2,113,256	$349,545	$7,449,608	3,428,250

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 (40,000 received) and spend US $450,000 on the property over a period of three years. The agreement was terminated in 2008.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and paid $15,000 to complete the acquisition.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange. As of February 28, 2009 the shares have not been listed on the stock exchange or been received.

7.

PROPERTY AND EQUIPMENT

	FEBRUARY 28, 2009
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$70,119	$34,222	$35,897
Vehicles	91,416	31,027	60,389
Land	18,917	-	18,917

	$180,452	$65,249	$115,203

	AUGUST 31, 2008
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$67,879	$31,592	$36,287
Vehicles	84,303	30,780	53,523
Land	18,917	-	18,917

	$171,099	$62,372	$108,727

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2007	60,754,037	$18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31, 2008 and February 28, 2009	60,934,037	$19,133,783

a)

Outstanding Warrants

As at February 28, 2009, the Company had 18,352,726 share purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.  These options subsequent expired.

b)

Stock Options

In December 2008, the Company granted 925,000 incentive stock options to directors and employees of the Company, at a price of $0.10 per share, exercisable for a period of five years.

Stock based compensation on options granted during the period amounted to $30,763.  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:  risk-free interest rate of 4.15%, dividend yield of nil, volatility factor of 99.5%, and a weighted average expected life of the options of 5 years.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

(Unaudited – prepared by management)

8.

SHARE CAPITAL (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2007	4,985,000	0.36
Granted	545,000	0.34
Exercised	(180,000)	0.25
Cancelled	(375,000)	0.35
Expired	(50,000)	0.25
Balance, August 31, 2008	4,925,000	$0.36
Expired	(430,000)	0.36
Balance, November 30, 2008	4,495,000	$0.36
Granted	925,000	0.10
Balance, February 28, 2009	5,420,000	$0.32

The following summarizes information about stock options outstanding at February 28, 2009:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

5,420,000	2.97 years	$0.32	5,420,000	$0.32

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2007	$ 1,571,851
Stock options granted	122,780
Stock options exercised	(182,954)
Balance, August 31, 2008 and November 30, 2008	$ 1,511,677
Stock options granted	30,763
Balance, February 28, 2009	$ 1,542,440

9.

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a)

During the six months ended February 28, 2009, the Company paid $60,000 (2008 - $60,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the six months ended February 28, 2009, the Company paid $30,062 (2008 - $57,258) in wages, benefits and consulting fees to two directors of the Company.

d)

During the six months ended February 28, 2009, the Company paid $30,330 (2008 $27,000) in respect of office and administration costs to a management company controlled by a director of the Company.

f)

Accounts due from related parties consist of $13,339 (2008 - $nil) due from two companies controlled by a common director, and $342 (2008 - $nil) due from a director.

10.

FINANCIAL INSTRUMENTS

The Company has exposure to credit, foreign currency, market and liquidity risks from its use of financial instruments. This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks. The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework

a)

Fair values

The carrying values of cash and short term investments, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, approximate their fair values due the relatively short periods to maturity of these financial instruments.

b)

Credit risk

The Company’s credit risk is attributable to its accounts receivable.  The accounts receivables are mainly interest receivable and tax refunds.  Short term investments consist of Government of Canada treasury bills having maturities at any time.  In the opinion of management the credit risk with respect to accounts receivable is low.

c)

Foreign currency risk

The Company’s activities that result in exposure to fluctuations in foreign currency exchange rates consist of the purchase of services, materials, and property and equipment from suppliers invoiced in foreign currencies.  The Company does not use derivative instruments to hedge its currency risk.  A sizable percentage of the Company’s expenses are denominated in Mexican pesos.

d)

Interest rate risk

Interest rate risks consists of two components, (i) to the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk; and (ii) to the extent that changes in prevailing market interest rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

11.

CAPITAL RISK MANAGEMENT

The Company's objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, warrant capital, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and continue exploration activities on its Mexican properties. To secure the additional capital necessary to pursue these plans, the Company will be required to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the most recent period.